Exhibit 99.55

Consent of Pieter I. Du Plessis

The undersigned hereby consents to the use of the technical report entitled “Technical Report on the Roughrider Uranium Deposit Royalty, Saskatchewan” dated effective October 23, 2019, and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference into the Registration Statement on Form 40-F of Uranium Royalty Corp. being filed with the United States Securities and Exchange Commission, and any amendments thereto, related to the following:

(a)	Annual information form dated April 5, 2021;
(b)	News release dated December 11, 2019;
(c)	Prospectus dated November 22, 2019

Signed and sealed “Pieter I. Du Plessis”
Pieter I. Du Plessis, P.Geo

Dated: April 22, 2021